September 26, 2023

Ms. Joanna Lam
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:        PROOF Acquisition Corp I
Form 10-K for the fiscal year ended December 31, 2022
Filed February 27, 2023
File No. 001-41104

Dear Ms. Lam:

On behalf of our client, PROOF Acquisition Corp I (referred to herein as “we” or the “Company”), set forth below is the Company’s response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 15, 2023 with respect to the filing referenced above.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Financial Statements
Note 8 - Stockholders' Equity
Warrants, page F-20

1.
We note that you account for the Public and Private Placement Warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered the following aspects with regard to the accounting treatment for the warrants:

First, the Company considered whether the warrants were freestanding or embedded. Based on the accounting guidance in ASC 815, including ASC 815-15-25-1, the Company concluded that the warrants were freestanding.

Second, the Company considered whether the warrants were within the scope of ASC 480 to be classified as a liability. Based on the guidance in ASC 480, including ASC 480-10-25, the Company concluded that the warrants did not exhibit any of the characteristics in ASC 480 and, therefore, would not be classified as liabilities under ASC 480.

Third, the Company considered whether the warrants were indexed to the Company’s common stock, including the consideration of exercise contingencies and settlement provisions. Based on the accounting guidance in ASC 815, including ASC 815-40-15 and the related implementation guidance in ASC 815-40-55, the Company concluded that (a) the exercise contingencies were not based on the criteria in ASC 815-40-15-7B and (b) the settlement provisions were within the criteria of ASC 815-40-15-7E and, therefore, the warrants met the requirements to be considered indexed to the Company’s common stock. In assessing the settlement provisions, the Company considered whether there were any terms or provisions that provided for potential changes to the settlement amounts that were dependent upon the characteristics of the holder and concluded that there were no such provisions.

Finally, the Company considered the settlement conditions in ASC 815-40-25 and concluded that the conditions were met for equity treatment.

Based on the above analysis, the Company concluded that the warrants met the equity classification requirements in ASC 815.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (212) 378-7507 or Steven P. Mullins, the Company’s Chief Financial Officer, at (703) 629-1295.

Very truly yours,

By:	/s/ Scott D. Fisher

Scott D. Fisher

cc:	Michael Zarlenga
PROOF Acquisition Corp I